# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clipper Realty Inc., CIK 0001649096
CUSIP: 18885T306
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4611 12TH AVENUE, SUITE 1L, BROOKLYN, New York (NY), 11219
Date of event which requires filing of this statement: 09/30/2026
Amends the filing with accession number 0001539497-26-002269
Filed by CIK 0001588901
Persons authorized to receive notices and communications: Robert W. Downes, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- Levinson Sam (CIK 0001588901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,091,657; shared voting power 11,014,817.5; sole dispositive power 1,091,657; shared dispositive power 11,014,817.5; aggregate amount beneficially owned 12,106,474.5 (46.6% of the class)
  Comment: 1 With respect to rows (7) and (9), includes (i) 764,001 vested long term incentive plan units ("LTIP Units"), a class of units of Clipper Realty L.P. (the "Operating Partnership"), a direct subsidiary of Clipper Realty Inc. (the "Issuer"), (ii) 270,557 shares of common stock, par value $0.01 per share, of the Issuer ("Common Stock") beneficially owned by the Reporting Person, and (iii) 57,099 shares of Common Stock beneficially owned by the Reporting Person through the Samuel D. Levinson Profit Sharing Plan. The LTIP Units are convertible by the Reporting Person, upon vesting, into an equivalent number of units of limited partnership interests ("OP Units") of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock or, at the election of the Issuer, one share of Common Stock.
  
  2 With respect to rows (8) and (10), represents (i) 1,253,016 shares of Common Stock and 4,464,692 Class B LLC Units owned by Trapeze Inc. ("Trapeze"), a Delaware corporation, (ii) 136,782 shares of Common Stock and 1,362,039 Class B LLC Units owned by Trapeze D Holdings LLC ("Trapeze D"), a Delaware limited lability company, (iii) 128,185 shares of Common Stock and 1,469,548 Class B LLC Units held by ECL Holdings LLC ("ECL"), a Delaware limited liability company, (iv) 411,021 shares of Common Stock held by Starburst 2016 II LLC ("Starburst"), (v) 26,895 shares of Common Stock beneficially owned by the Reporting Person's spouse through the R. Michelle Levinson Profit Sharing Plan, (vi) 693,125 Class B LLC Units owned by The Moric Bistricer 2014 Trust FBO Michelle Levinson ("MB 2014 Trust"), and (vii) 1,069,514.5 Class B LLC Units owned by The Moric Bistricer 2016 Family Trust FBO Michelle Levinson ("MB 2016 Family Trust"). Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of special voting stock of the Issuer (the "Special Voting Stock") for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.
  
  3 With respect to row (13), this calculation is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Quarterly Report on Form 10-Q, filed by the Issuer on August 6, 2026 (the "Form 10-Q"), plus (ii) 764,001 LTIP Units beneficially owned by the Reporting Person referred to above that are vested or scheduled to vest within 60 days of the date of this Schedule 13D, plus (iii) 9,058,918.5 Class B LLC Units beneficially owned by the Reporting Person referred to above.
- Trapeze Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,717,708; sole dispositive power 0; shared dispositive power 5,717,708; aggregate amount beneficially owned 5,717,708 (27.7% of the class)
  Comment: 1 With respect to rows (8) and (10), represents 1,253,016 shares of Common Stock and 4,464,692 Class B LLC Units owned by Trapeze.
  
  Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.
  
  2 With respect to row (13), this calculation is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 4,464,692 Class B LLC Units beneficially owned by the Reporting Person referred to above.
- Trapeze D Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,498,821; sole dispositive power 0; shared dispositive power 1,498,821; aggregate amount beneficially owned 1,498,821 (8.6% of the class)
  Comment: 1 With respect to rows (8) and (10), represents 136,782 shares of Common Stock and 1,362,039 Class B LLC Units owned by Trapeze D.
  
  Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.
  
  2 With respect to row (13), this calculation is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 1,362,039 Class B LLC Units beneficially owned by the Reporting Person referred to above.
- ECL Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,597,733; sole dispositive power 0; shared dispositive power 1,597,733; aggregate amount beneficially owned 1,597,733 (9.1% of the class)
  Comment: 1 With respect to rows (8) and (10), represents 128,185 shares of Common Stock and 1,469,548 Class B LLC Units held by ECL.
  
  Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.
  
  2 With respect to row (13), this calculation is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 1,469,548 Class B LLC Units beneficially owned by the Reporting Person referred to above.
- Starburst 2016 II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 411,021; sole dispositive power 0; shared dispositive power 411,021; aggregate amount beneficially owned 411,021 (2.5% of the class)
  Comment: 1 With respect to rows (8) and (10), represents 411,021 shares of Common Stock held by Starburst.
  
  2 With respect to row (13), this calculation is based on 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q.
- The Moric Bistricer 2014 Trust FBO Michelle Levinson: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 693,125; sole dispositive power 0; shared dispositive power 693,125; aggregate amount beneficially owned 693,125 (4.1% of the class)
  Comment: 1 With respect to rows (8) and (10), represents 693,125.00 Class B LLC Units owned by MB 2014 Trust.
  
  Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.
  
  2 With respect to row (13), this calculation is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 693,125 Class B LLC Units beneficially owned by the Reporting Person referred to above.
- The Moric Bistricer 2016 Family Trust FBO Michelle Levinson: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 1,069,514.5; sole dispositive power 0; shared dispositive power 1,069,514.5; aggregate amount beneficially owned 1,069,514.5 (6.2% of the class)
  Comment: 1 With respect to rows (8) and (10), represents 1,069,514.5 Class B LLC Units owned by MB 2016 Family Trust.
  
  Class B LLC Units, which are units of certain limited liability companies that are indirect subsidiaries of the Issuer, are exchangeable, together with an equal number of shares of Special Voting Stock for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.
  
  2 With respect to row (13), this calculation is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 1,069,514.5 Class B LLC Units beneficially owned by the Reporting Person referred to above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Clipper Realty Inc.
Address of issuer's principal executive offices: 4611 12TH AVENUE, SUITE 1L, BROOKLYN, New York (NY), 11219
Comment: Because of the relationships among the Reporting Persons (as defined below), they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder or for any other purpose, and except for Mr. Levinson (as defined below) each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Sam Levinson ("Mr. Levinson"), a United States citizen; Trapeze, a Delaware corporation; Trapeze D, a Delaware limited liability company; ECL, a Delaware limited liability company; Starburst, a Delaware limited liability company; MB 2014 Trust, a trust created under the laws of the State of New York; and MB 2016 Family Trust, a trust created under the laws of the State of New York (together, the "Reporting Persons").
Residence or business address: The address of the principal business of each of the Reporting Persons is c/o Bernath and Rosenberg, 127 Route 59, Monsey, NY 10952.
Present principal occupation or employment:
The principal business of Mr. Levinson is investment management. Trapeze, Trapeze D, ECL, Starburst, MB 2014 Trust, and MB 2016 Family Trust are investment vehicles. Mr. Levinson has sole voting and investment control over Trapeze, Trapeze D, ECL, Starburst, MB 2014 Trust, and MB 2016 Family Trust.

The address of the principal business of each of the Reporting Persons is c/o Bernath and Rosenberg, 127 Route 59, Monsey, NY 10952.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: This statement is being filed by Mr. Levinson, a United States citizen; Trapeze, a Delaware corporation; Trapeze D, a Delaware limited liability company; ECL, a Delaware limited liability company; Starburst, a Delaware limited liability company; MB 2014 Trust, a trust created under the laws of the State of New York; and MB 2016 Family Trust, a trust created under the laws of the State of New York.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is supplemented as follows:

On August 18, 2026, Starburst purchased 86,983 shares of Common Stock in open market transactions for a weighted average price of $3.1485 per share, with a range of prices between $3.12 and $3.18 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On August 19, 2026, Starburst purchased 9,260 shares of Common Stock in open market transactions for a weighted average price of $3.142 per share, with a range of prices between $3.08 and $3.17 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On August 20, 2026, Starburst purchased 2,392 shares of Common Stock in open market transactions for a price of $3.19 per share.

On August 31, 2026, Starburst purchased 1,742 shares of Common Stock in open market transactions for a weighted average price of $3.2494 per share, with a range of prices between $3.245 and $3.25 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 1, 2026, Starburst purchased 934 shares of Common Stock in open market transactions for a weighted average price of $3.1971 per share, with a range of prices between $3.19 and $3.20 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 2, 2026, Starburst purchased 5,387 shares of Common Stock in open market transactions for a weighted average price of $3.2462 per share, with a range of prices between $3.225 and $3.25 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 8, 2026, Starburst purchased 6,842 shares of Common Stock in open market transactions for a weighted average price of $3.2432 per share, with a range of prices between $3.22 and $3.25 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 9, 2026, Starburst purchased 110,710 shares of Common Stock in open market transactions for a weighted average price of $3.3054 per share, with a range of prices between $3.29 and $3.32 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 14, 2026, Starburst purchased 4,769 shares of Common Stock in open market transactions for a weighted average price of $3.2795 per share, with a range of prices between $3.2175 and $3.28 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 15, 2026, Starburst purchased 4,315 shares of Common Stock in open market transactions for a price of $3.30 per share.

On September 23, 2026, Starburst purchased 13,606 shares of Common Stock in open market transactions for a weighted average price of $3.377 per share, with a range of prices between $3.35 and $3.39 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 24, 2026, Starburst purchased 9,317 shares of Common Stock in open market transactions for a weighted average price of $3.3795 per share, with a range of prices between $3.365 and $3.38 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 30, 2026, Mr. Levinson was assigned 188,354 shares of Common Stock for no consideration; MB 2014 Trust was assigned 693,125 shares of Class B LLC Units and an equal number of shares of Special Voting Stock for no consideration; and MB 2016 Family Trust was assigned 1,069,514.5 shares of Class B LLC Units and an equal number of shares of Special Voting Stock for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended by replacing it in its entirety as follows:

There were 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q. The calculation of percentages below is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 764,001 LTIP Units beneficially owned by the applicable Reporting Person that are vested or scheduled to vest within 60 days of the date of this Schedule 13D, plus (iii) 9,058,918.5 Class B LLC Units beneficially owned by the applicable Reporting Person.

Due to his control over each of Trapeze, Trapeze D, ECL, Starburst, MB 2014 Trust, and MB 2016 Family Trust, Mr. Levinson may be deemed to share voting and disposition power with respect to the shares of Common Stock and Class B LLC Units owned by each of these entities, in the aggregate amount of 10,987,922.5 shares of Common Stock and Class B LLC Units, which together with the 764,001 LTIP Units that are vested or scheduled to vest within 60 days of the date of this Schedule 13D and 270,557 shares of Common Stock directly owned by Mr. Levinson, the 57,099 shares of Common Stock beneficially owned by Mr. Levinson through the Samuel D. Levinson Profit Sharing Plan and the 26,895 shares of Common Stock beneficially owned by Mr. Levinson's spouse through the R. Michelle Levinson Profit Sharing Plan, of which Mr. Levinson is co-trustee (collectively, the "Subject Shares"), represent 46.6% of the outstanding shares of Common Stock. This number includes:

(i) 1,929,004 shares of Common Stock, of which 1,253,016 are held by Trapeze, 136,782 are held by Trapeze D, 128,185 are held by ECL, 411,021 are held by Starburst.

(ii) 9,058,918.5 Class B LLC Units (and the same number of shares of Special Voting Stock), of which 4,464,692 are held by Trapeze, 1,362,039 are held by Trapeze D, 1,469,548 are held by ECL, 693,125 are held by MB 2014 Trust, and 1,069,514.5 are held by MB 2016 Family Trust. Class B LLC Units are units of certain limited liability companies that are indirect subsidiaries of the Issuer and are exchangeable, together with an equal number of shares of Special Voting Stock, for an amount of cash equal to the fair market value of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

(iii) 764,001 LTIP Units that are vested or scheduled to vest within 60 days of the date of this Schedule 13D held by Mr. Levinson. The LTIP Units are convertible by Mr. Levinson, upon vesting, into an equivalent number of units of OP Units of the Operating Partnership. Each OP Unit is redeemable at the request of the holder for cash in an amount equal to the price of a share of Common Stock of the Issuer or, at the election of the Issuer, one share of Common Stock.

(iv) 270,557 shares of Common Stock held by Mr. Levinson.

(v) 57,099 shares of Common Stock beneficially owned by Mr. Levinson through the Samuel D. Levinson Profit Sharing Plan.

(vi) 26,895 shares of Common Stock beneficially owned by Mr. Levinson's spouse through the R. Michelle Levinson Profit Sharing Plan, of which Mr. Levinson is co-trustee.

Each of Trapeze, Trapeze D, ECL, Starburst, MB 2014 Trust, and MB 2016 Family Trust may be deemed to share voting and disposition power with respect to the shares of Common Stock and Class B LLC Units owned by it, as indicated above, with Mr. Levinson. Mr. Levinson's spouse may be deemed to share voting and disposition power with respect to the shares of Common Stock beneficially owned by her through the R. Michelle Levinson Profit Sharing Plan, as indicated above, with Mr. Levinson.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended by replacing it in its entirety as follows:

There were 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q. The calculation of percentages below is based on (i) 16,157,566 shares of Common Stock of the Issuer outstanding as of August 6, 2026, as reported in the Form 10-Q, plus (ii) 764,001 LTIP Units beneficially owned by the applicable Reporting Person that are vested or scheduled to vest within 60 days of the date of this Schedule 13D, plus (iii) 9,058,918.5 Class B LLC Units beneficially owned by the applicable Reporting Person.

The following describes the beneficial ownership of Common Stock for each of the Reporting Persons:

Sole Voting and Dispositive Power (Number of shares of Common Stock beneficially owned; percentage):
Sam Levinson: 1,091,657; 4.2%
Trapeze: -; -
Trapeze D: -; -
ECL: -; -
Starburst: -; -
MB 2014 Trust: -; -
MB 2016 Family Trust: -; -

Shared Voting and Dispositive Power (Number of shares of Common Stock beneficially owned; percentage):
Sam Levinson: 11,014,817.5; 42.4%
Trapeze: 5,717,708; 27.7%
Trapeze D: 1,498,821; 8.6%
ECL: 1,597,733; 9.1%
Starburst: 411,021; 2.5%
MB 2014 Trust: 693,125; 4.1%
MB 2016 Family Trust: 1,069,514.50; 6.2%

Under the rules issued by the Securities and Exchange Commission (the "SEC") regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days. Mr. Levinson has opted to include in this report his beneficial ownership of Class B LLC Units and vested LTIP Units, which are convertible into OP Units, even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to the relevant LLC agreements in the case of Class B LLC Units and the limited partnership agreement of the Operating Partnership in the case of LTIP Units, the holder of the Class B LLC Units or OP Units does not have the right to require the Issuer to exchange such units for shares of Common Stock rather than cash.
Transactions in the class effected during the past sixty days:
Item 5(c) is supplemented as follows:

On August 18, 2026, Starburst purchased 86,983 shares of Common Stock in open market transactions for a weighted average price of $3.1485 per share, with a range of prices between $3.12 and $3.18 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On August 19, 2026, Starburst purchased 9,260 shares of Common Stock in open market transactions for a weighted average price of $3.142 per share, with a range of prices between $3.08 and $3.17 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On August 20, 2026, Starburst purchased 2,392 shares of Common Stock in open market transactions for a price of $3.19 per share.

On August 31, 2026, Starburst purchased 1,742 shares of Common Stock in open market transactions for a weighted average price of $3.2494 per share, with a range of prices between $3.245 and $3.25 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 1, 2026, Starburst purchased 934 shares of Common Stock in open market transactions for a weighted average price of $3.1971 per share, with a range of prices between $3.19 and $3.20 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 2, 2026, Starburst purchased 5,387 shares of Common Stock in open market transactions for a weighted average price of $3.2462 per share, with a range of prices between $3.225 and $3.25 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 8, 2026, Starburst purchased 6,842 shares of Common Stock in open market transactions for a weighted average price of $3.2432 per share, with a range of prices between $3.22 and $3.25 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 9, 2026, Starburst purchased 110,710 shares of Common Stock in open market transactions for a weighted average price of $3.3054 per share, with a range of prices between $3.29 and $3.32 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 14, 2026, Starburst purchased 4,769 shares of Common Stock in open market transactions for a weighted average price of $3.2795 per share, with a range of prices between $3.2175 and $3.28 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 15, 2026, Starburst purchased 4,315 shares of Common Stock in open market transactions for a price of $3.30 per share.

On September 23, 2026, Starburst purchased 13,606 shares of Common Stock in open market transactions for a weighted average price of $3.377 per share, with a range of prices between $3.35 and $3.39 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 24, 2026, Starburst purchased 9,317 shares of Common Stock in open market transactions for a weighted average price of $3.3795 per share, with a range of prices between $3.365 and $3.38 per share. Complete information regarding the number of shares purchased at each separate price will be provided upon request by Commission Staff, the Issuer or a security holder of the Issuer.

On September 30, 2026, Mr. Levinson was assigned 188,354 shares of Common Stock for no consideration; MB 2014 Trust was assigned 693,125 shares of Class B LLC Units and an equal number of shares of Special Voting Stock for no consideration; and MB 2016 Family Trust was assigned 1,069,514.5 shares of Class B LLC Units and an equal number of shares of Special Voting Stock for no consideration.

## Signatures
- Levinson Sam: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (10/02/2026)
- Trapeze Inc.: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (10/02/2026)
- Trapeze D Holdings LLC: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (10/02/2026)
- ECL Holdings LLC: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (10/02/2026)
- Starburst 2016 II LLC: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (10/02/2026)
- The Moric Bistricer 2014 Trust FBO Michelle Levinson: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (10/02/2026)
- The Moric Bistricer 2016 Family Trust FBO Michelle Levinson: /s/ Sam Levinson, Sam Levinson/Authorized Signatory (10/02/2026)